Exhibit 2.2

February 1, 2008

Trans Meridian International, Inc.

5847 San Felipe, Suite 4300

Houston, Texas 77057

Attention: Lorrie T. Olivier

RE:	Agreement and Plan of Merger

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger dated as of December 31, 2007 (the “Merger Agreement”) among Trans Meridian International, Inc. (“Parent”), TME Merger Sub, Inc. and Transmeridian Exploration Incorporated (the “Company”). Capitalized terms used in this letter and not otherwise defined are used with the meanings given thereto in the Merger Agreement.

Parent has advised the Company that the Financing Condition is not satisfied as of January 31, 2008 or the date of this letter and thus, pursuant to the terms of Section 8.1(c) of the Merger Agreement, the Company has the right to terminate the Merger Agreement. Parent has requested that the Company waive this termination right until February 15, 2008 and this letter confirms that the Company grants this request. Pursuant to this waiver, the Company may not exercise its termination right under Section 8.1(c) of the Merger Agreement until February 15, 2008.

Except as expressly waived herein, the Merger Agreement is and shall continue to be in full force and effect in accordance with its terms and this limited waiver does not constitute the Company’s consent or indicate its willingness to consent to any other amendment, modification or waiver of Section 8.1(c) or any other provision of the Merger Agreement.

Very truly yours,

Transmeridian Exploration Incorporated

By:	Earl W. McNiel
Earl W. McNiel Vice President and Chief Financial Officer

cc:	Baker & McKenzie LLP

815 Connecticut Avenue, NW

Washington, DC 2006-4078

Attn: Jonathan D. Cahn